Exhibit 99.1

RADA ELECTRONIC INDUSTRIES LTD.
7 Giborei Israel Street,
Netanya 42504, Israel
__________________________

NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MONDAY, SEPTEMBER 26, 2011

RADA Electronic Industries Ltd. Shareholders:

We cordially invite you to the 2011 Annual General Meeting of Shareholders to be held at 10:00 a.m. (Israel time) on Monday, September 26, 2011 at our offices at 7 Giborei Israel Street, Netanya, Israel, for the following purposes:

(1)	To reelect Mr. Adrian Berg as a Class C director for an additional term of three years expiring at our 2014 Annual General Meeting of Shareholders;

(2)
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2011, and to authorize our Audit Committee to determine their compensation; and

(3)	To review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2010.

The Board of Directors recommends that you vote in favor of all of the items, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on August 23, 2011 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors,

Herzle Bodinger
President and Chairman of the Board of Directors

August 23, 2011

RADA ELECTRONIC INDUSTRIES LTD.
7 Giborei Israel Street,
Netanya 42504, Israel
__________________________

PROXY STATEMENT

2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADA Electronic Industries Ltd., to be voted at the 2011 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2011 Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on Monday, September 26, 2011 at our offices at 7 Giborei Israel Street, Netanya, Israel.

This Proxy Statement, the attached Notice of 2011 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about August 25, 2011.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) the reelection of Mr. Adrian Berg as a Class C director for an additional term of three years expiring at our 2014 Annual General Meeting of Shareholders; and (ii) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2011, and to authorize our Audit Committee to determine their compensation.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2010 will be reviewed and discussed at the Meeting.

We are currently not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the nominee for director named in this Proxy Statement and FOR the other proposal set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.015 per share, as of the close of business on August 23, 2011, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  As of August 23, 2011, the record date for determination of shareholders entitled to vote at the Meeting, there were 8,918,647 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of two shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the adjourned Meeting a quorum is not present, two shareholders present in person or by proxy will constitute a quorum.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Securities Ownership by Certain Beneficial Owners and Management

The following table sets forth certain information as of August 23, 2011 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Howard P.L. Yeung (3)(4)	6,911,872	57.9%
Kenneth Yeung (3)	450,029	5.0%
Herzle Bodinger (5)	183,333	2.0%
Eli Akavia	--	--
Adrian Berg (6)	86,533	*
Roy Kui Chuen Chan (7)	59,533	*
Ben Zion Gruber	--	--
Michael Letchinger	--	--
Nurit Mor	--	--
All directors and executive officers as a group (11 persons)	587,807	6.2%
____________________
*           Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,918,647 ordinary shares issued and outstanding as of August 23, 2011.

(3)
Includes 450,029 ordinary shares held of record by Horsham Enterprises Ltd., a corporation incorporated in the British Virgin Islands.  Messrs. Howard P.L. Yeung and his brother Kenneth Yeung are the beneficial owners, in equal shares, of Horsham Enterprises Ltd.  Accordingly, Messrs. Yeung may be deemed to be the beneficial owners of the ordinary shares held of record by Horsham Enterprises Ltd.

(4)
Includes 1,435,407 ordinary shares issuable upon conversion of convertible notes and 1,578,947 ordinary shares issuable upon the exercise of currently exercisable warrants. The warrants have an exercise price of $2.38 per share and expire in December 2014.

(5)
All such ordinary shares are subject to currently exercisable options granted under our 2003 Stock Option Plan.  Of such options, options to purchase 100,000 ordinary shares have an exercise price of $2.14 per share and options to purchase 83,333 ordinary shares have an exercise price of $2.91 per share.  All such options expire in January 2013.

(6)	Includes 85,000 ordinary shares subject to currently exercisable options granted under our 2003 Stock Option Plan at an exercise price of $2.14 per share. The options expire in January 2013.

(7)	Includes 58,000 ordinary shares subject to currently exercisable options granted under our 2003 Stock Option Plan at an exercise price of $2.14 per share. The options expire in January 2013.

  I.  REELECTION OF CLASS C DIRECTOR
(Item 1 on the Proxy Card)

The term of office of our Class C director, Mr. Adrian Berg, expires as of the Meeting, and he will be standing for reelection to serve as a Class C director for an additional three-year term until our Annual General Meeting of Shareholders to be held in 2014.

Pursuant to our articles of association, our Board of Directors may consist of no less than two and no more than 11 members and is divided into three classes (other than “external directors” as defined and required by the Israeli Companies Law), Class A, Class B and Class C.  Generally, at each annual meeting of shareholders directors from one class of directors are elected for a term of three years.  At present we have two Class A directors, two Class B directors and one Class C director.  All the members of our Board of Directors, except the external directors, may be reelected upon completion of their term of office.

In addition to the three classes of directors, we have two external directors.  In general, the initial term of an outside director is three years and, subject to the conditions set out in the Israeli Companies Law, he or she may be reelected to two additional terms of three years.  Our current external directors, Mr. Akavia and Ms. Mor, are serving as external directors pursuant to the provisions of the Israeli Companies Law and the regulations promulgated pursuant thereto, for their second three-year terms.  The terms of office of both Mr. Akavia and Ms. Mor will terminate on October 27, 2012.

Under the Israeli Companies Law, our Board of Directors is required to determine the minimum number of directors who must have “accounting and financial expertise,” as such term is defined in regulations promulgated under the Israeli Companies Law, in addition to at least one external director who is required to have such expertise.  Accordingly, our Board of Directors has determined that our Board of Directors will include at least one director who has “accounting and financial expertise” in addition to the external directors.  Our Board of Directors has also determined that Mr. Eli Akavia, an external director and member of our Audit Committee, and Mr. Adrian Berg, a Class C director, have “accounting and financial expertise,”

Foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of the comparable requirements of NASDAQ Listing Rules.  We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors; instead we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders.  In the event any of the nominees are unable to serve, the proxies will be voted for the election of such other person or persons as will be determined by the persons named in the proxy in accordance with their best judgment.  We are not aware of any reason why the nominee for Class C director, if elected, would be unable to serve as a director.

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect the nominee named above as a director.

Nominee for Election as Class C Director for a Term Expiring in 2014

Adrian Berg, 63, has served as a director since November 1997. Since 1976, Mr. Berg has been a chartered accountant and senior partner at the U.K. firm, Alexander & Co., Chartered Accountants.  Mr. Berg holds a B.Sc. degree in Industrial Administration from the University of Salford and received his qualification as a fellow of the U.K. Institute of Chartered Accountants in 1973 after he completed three years of training at Arthur Andersen & Co.

The Board of Directors recommends a vote FOR the election of Mr. Berg as a Class C director.

Directors Continuing in Office

Herzle Bodinger, 68, has served as the chairman of our Board of Directors since July 1998 and has served as our President since 2001.  General (Res.) Bodinger first joined us in May 1997 as the President of our U.S. subsidiary, RADA Electronic Industries Inc. and was appointed our chief executive officer in June 1998.  General (Res.) Bodinger served as our chief executive officer from 1998 until 2001 and resumed this position from June 2006 until July 2007.  General (Res.) Bodinger served as the Commander of the Israeli Air Force from January 1992 through July 1996.  During the 35 years of his service, he also served as a fighter pilot while holding various command positions.  General (Res.) Bodinger holds a B.A. degree in Economics and Business Administration from Bar-Ilan University and completed the 100th Advanced Management Program at Harvard University.

Michael Letchinger, 55, has served as a director since November 2004.  Since 2004, Mr. Letchinger has served as the Managing Director of Stonebrae, L.P., the master developer of a planned residential community outside of San Francisco, CA.  From 2000 to 2008, Mr. Letchinger served as General Counsel and Senior Vice President-Managing of Potomac Golf Properties, LLC, a company engaged in real estate development and free standing golf facilities.  From 1994 to 2000, Mr. Letchinger served as General Counsel and Senior Vice President-Managing of Potomac Development Associates, a sister company of Potomac Golf Properties, LLC.  Mr. Letchinger holds a B.A. degree in Economics from Brandeis University, Waltham, Massachusetts, and a JD degree from University of Chicago Law School.

Eli Akavia, 64, has served as an external director since August 2006.  Mr. Akavia has served as an independent consultant in accounting and audit issues since August 2002.  From 1979 to 2002, Mr. Akavia served as a partner in various positions at Luboshitz Kasierer, which was merged into Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global.  Mr. Akavia also serves as a director of Eden Springs Ltd., On Track Innovation Ltd, Starling Ltd and in Eshlad Ltd Direct Funds, all of which are public Israeli companies.  Mr. Akavia has been a Certified Public Accountant (Israel) since 1975 and holds a B.Sc. degree in Mathematics and Economics from the Hebrew University of Jerusalem and an M.B.A. degree from Tel Aviv University.

Roy Kui Chuen Chan, 64, has served as a director since November 1997.  Mr. Chan has been legal consultant to Yeung Chi Shing Estates Limited, a Hong Kong holding company with major interests in hotels and real estate in Hong Kong, China, the United States, Canada and Australia, and its international group of companies, since 1984.  Mr. Chan presently serves as legal counsel to several Hong Kong companies, including Horsham Enterprises Ltd.  Mr. Chan received his qualification as a solicitor and has been a member of the U.K. bar since 1979 after he completed five years of training at Turners Solicitors.  Mr. Chan is a Class A director whose term will expire in 2012.

Ben Zion Gruber, 53, has served as a director since June 2002.  Mr. Gruber is a founder and manager of several real estate and construction companies and an entrepreneur involved in several high-technology companies.  Mr. Gruber is a Colonel (Res.) of the Israeli Defense Forces, serving as Brigadier Commander of a tank battalion.  Mr. Gruber is a member of the Board of Employment Service of the Government of Israel.  Mr. Gruber also serves on the board of directors of the Company for Development of Efrat Ltd. and the Association of Friends of Kefar Shaul Hospital.  Mr. Gruber serves on the Ethics Committees of the Eitanim and Kefar Shaul Hospitals and serves as a director of several other charitable organizations.  Mr. Gruber holds a B.Sc. degree in Engineering of Microcomputers from “Lev” Technology Institute, an M.A. degree in Behavioral Sciences from Tel Aviv University and is currently studying for his Ph. D degree in Behavioral Sciences at the University of Middlesex, England.  In addition, Mr. Gruber is a graduate of a summer course in Business Administration at Harvard University, as well as several other courses and training in management, finance and entrepreneurship.  Mr. Gruber is a Class A director whose term will expire in 2012.

Nurit Mor, 68, has served as an external director since August 2006.  Ms. Mor has served as an external director of Aspen Real Estate Ltd. since September 2005 and of I.B.I Investment House Ltd. since May 2004, both Israeli public companies.  From 1973 to 2003, Ms. Mor served in senior positions at the Bank of Israel, including public complaints and banking supervision department.  Ms. Mor holds a B.A. degree in Economics and Statistics and a diploma in Business Administration from the Hebrew University of Jerusalem, and an M.A. degree in Labor Studies from Tel Aviv University.

BOARD OF DIRECTORS AND COMMITTEES

External and Independent Directors

External directors.  The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above.  Pursuant to a recent amendment to the Israeli Companies Law that became effective as of May 14, 2011, the definition of “relative” is expanded to include also a sibling, brother, sister or parent of the foregoing relatives.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights, “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company. Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director. In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

At least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

The external directors are elected by shareholders at a general meeting.  The shareholders voting in favor of their election must include at least  a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the outside director (unless such personal interest is not related to such persons relationship with the controlling shareholder).  This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the outside director represent 2% or less of the voting rights in the company.

In general, under the Israeli Companies Law, external directors serve for a three-year term and may be reelected to two additional three-year terms.  External directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

Pursuant to the recent amendment to the Israeli Companies Law that became effective as of May 14, 2011, the term of office of an external director may be extended by the shareholders following the initial three-year term for two additional three-year terms, at the nomination of either the board of directors or any shareholder(s) holding at least 1% of the voting rights in the company.  If the board of directors proposed the nominee, the reelection must be approved by the shareholders in the same manner required to appoint external directors for an initial term, as described above.  If such reelection is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one external director and the audit committee and the Financial Statements Review Committee must include all the external directors.  An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors.  In general, NASDAQ Listing Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and that its audit committee have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission.  Although we currently have the mandated three independent directors as members of our audit committee, as defined by the rules of the Securities and Exchange Commission and NASDAQ, as a foreign private issuer, we may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules.  Accordingly, we follow the Israeli law and practice under which we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.

Our board of directors has determined that Ms. Mor and Mr. Akavia qualify both as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ and as external directors under the requirements of the Israeli Companies Law.  Our board of directors has further determined that Mr. Gruber qualify as independent director under the requirements of the Securities and Exchange Commission and NASDAQ.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors and must include all of the external directors.  Pursuant to recent amendment to the Israeli Companies Law, effective as of May 14, 2011, the majority of the members of the audit committee must be independent directors.  Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than  nine consecutive years (a cessation of service as a director for up to two years during any nine year period will not be deemed to interrupt the nine year period).  The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder’s relatives.  Under the recent amendment to the Israeli Companies Law, effective as of May 14, 2011, any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder may not be a member of the audit committee.  Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter.  However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the entire meeting.

In addition, the NASDAQ Listing Rules require us to establish an audit committee comprised of at least three members, all of which must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company, proposing to the Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors.

Our Audit Committee consists of three directors, all of whom satisfy the “independence” requirements of the Securities and Exchange Commission and NASDAQ.  We also comply with Israeli law requirements for audit committee members.  Our Audit Committee is currently composed of Ms. Nurit Mor and Mr. Eli Akavia, our external directors under Israeli law, and Mr. Ben Zion Gruber.  The Audit Committee meets at least once each quarter.  Our Board of Directors has determined that Mr. Akavia qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.

Compensation Committee

Our board of directors established a compensation committee, which is authorized to determine all compensations issues, including the administration of our option plans, subject to general guidelines determined by our board of directors from time to time.  The compensation committee also makes recommendations to our board of directors in connection with the terms of employment of our chief executive officer and president.  Our Compensation Committee is currently composed of Ms. Nurit Mor and Mr. Adrian Berg.

Directors and Executive Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2010.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting of 12 persons	$1,056,811	$321,423

During the year ended December 31, 2010, we paid each of our external directors a per meeting attendance fee of NIS 1,735 ($465) and an annual fee of NIS 27,275 ($7,306).

As of December 31, 2010, our directors and executive officers as a group, consisting of 12 persons, held options to purchase an aggregate of 612,000 ordinary shares, at exercise prices ranging from $2.07 to $3.42 per share, vesting over three years.  These options were issued under our 2003 Stock Option Plan and expire in 2013.

2003 Stock Option Plan

Our 2003 Stock Option Plan, or the 2003 Plan, initially provided for the grant of options to purchase an aggregate of 666,667 of our ordinary shares.  At our annual general meeting held in August 2006, the shareholders approved an increase in the number ordinary shares available for grant under the 2003 Plan by 500,000 ordinary shares. Consequently, an aggregate of 1,166,667 ordinary shares are issuable under the 2003 Plan.  Options may be granted under the 2003 Plan to employees including officers and directors of our company and its subsidiaries who, in the judgment of the board of directors based on the recommendation of our compensation committee, are in a position to contribute significantly to our success.  The provisions of our 2003 Plan are designated to allow for the tax benefits promulgated under the Israeli Income Tax Ordinance [New Version].  Our board of directors has resolved that all options that will be granted to Israeli residents under the 2003 Plan will be taxable under the “capital gains path.” Pursuant to this path the profit realized by the employee is taxed as a capital gain (25%) if the options or shares are held by a trustee for at least 24 months from the end of the tax year in which such options were granted.  If the shares are sold before the lapse of such 24 months period, the profit is re-characterized as ordinary income.  We are not allowed to record a corresponding salary expense, even in the event the profit is taxed as ordinary income.

Options granted under the 2003 Plan may be for a maximum term of ten years from the date of grant.  The exercise price of an option granted to an employee may not be less than 60% of the fair market value of our ordinary shares on the date of grant of the option.  The exercise price of an option to a non-employee director or consultant may not be less than 80% of the fair market value of our ordinary shares on the date of grant of the option.  If any option expires without having been fully exercised, the shares with respect to which such option has not been exercised will be available for future grants.

Options may not be transferable by the optionee otherwise than by will or the laws of descent and distribution and during the optionee’s lifetime are exercisable only by the optionee.  Options terminate before their expiration dates one year after the optionee’s death while in our employ, three months after the optionee’s retirement for reasons of age or disability or involuntary termination of employment other than for cause, and immediately upon voluntary termination of employment or involuntary termination of employment for cause.

As of August 23, 2011, options to purchase 1,452,000 ordinary shares had been granted under the 2003 Plan at an average exercise price of $2.80 per share.  Of such options, options to purchase 106,262 ordinary shares had been exercised and options to purchase 627,166 ordinary shares had been cancelled, expired or forfeited.  As of such date, options to purchase 718,573 ordinary shares were outstanding and exercisable having an average exercise price of $2.45 per share.

II. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTANTS
(Item 2 on the Proxy Card)

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent public accountants in 1999 and has reappointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the fiscal year ending December 31, 2011, pursuant to the recommendation of our Audit Committee and Board of Directors.  As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Audit Committee to determine the compensation of our independent registered public accountants,  in accordance with the volume and nature of their services.  With respect to fiscal year 2010, we paid Kost Forer Gabbay & Kasierer approximately $101,000 for audit services.

It is therefore proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the independent registered public accountants of RADA Electronic Industries Ltd., to conduct the annual audit of its financial statements for the year ending December 31, 2011, be and hereby is ratified and approved, and that the Audit Committee be, and it hereby is, authorized to determine the remuneration of such independent registered public accountants, in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, will be necessary for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

III. REVIEW AND DISCUSSION OF THE AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL
STATEMENTS

At the Meeting, our auditor’s report and the consolidated financial statements for the year ended December 31, 2010 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This item will not involve a vote of the shareholders.

The foregoing auditor’s report and consolidated financial statements for the year ended December 31, 2010, as well as our annual report on Form 20-F for the year ended December 31, 2010 (filed with the Securities and Exchange Commission on March 31, 2011), may be viewed on our website at www.rada.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov.  Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.  None of the auditor’s report, consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

Herzle Bodinger
President and Chairman of the Board of Directors

Dated: August 23, 2011